[Chapman and Cutler LLP Letterhead]

July 18, 2024

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 15, 2024 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relates to Innovator U.S. Small Cap Power Buffer ETF — May; Innovator U.S. Small Cap Power Buffer ETF — March; Innovator U.S. Small Cap Power Buffer ETF — February; Innovator U.S. Small Cap Power Buffer ETF — December; Innovator U.S. Small Cap Power Buffer ETF — November; Innovator U.S. Small Cap Power Buffer ETF — September; Innovator U.S. Small Cap Power Buffer ETF — August; Innovator Growth-100 Power Buffer ETF – May; Innovator Growth-100 Power Buffer ETF – March; Innovator Growth-100 Power Buffer ETF – February; Innovator Growth-100 Power Buffer ETF – December; Innovator Growth-100 Power Buffer ETF – November; Innovator Growth-100 Power Buffer ETF – September; and Innovator Growth-100 Power Buffer ETF – August (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement.

Comment 1 – General

The staff of the Commission (the “Staff”) reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosures. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of each Fund.

Response to Comment 1

The Trust confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that the Trust will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness of each Fund. Where the Registration Statement for each Fund has been revised in accordance with the Staff's comment, such revisions will be reflected in the revised Registration Statement provided to the Staff via supplemental correspondence.

Comment 2 – General

The Staff notes that all comments are global and apply to any similar or identical disclosures.

Response to Comment 2

The Registrant acknowledges all comments are global and has addressed the Staff’s comments across each Registration Statement.

Comment 3 – General

The Staff notes that certain information is blank in the Registrant’s disclosures. Please ensure that all the disclosures are updated and filed at least five days prior to effectiveness.

Response to Comment 3

The Trust confirms that a complete registration statement will be filed in the next post-effective amendment filings.

Comment 4 – General

If the Registrant determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Registrant’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 4

The Registrant confirms it will provide the requested analysis to the extent any comments are declined.

Comment 5 – General

The Staff notes there should not be any material differences to the extent that the disclosure is similar or identical across the Trust’s various funds. Please note any differences between the current filings and precedent filings.

Response to Comment 5

The Funds confirm the prospectuses have been revised in accordance with the Staff’s comment so that there are no material differences in disclosure.

Comment 6 – General

Please summarize the Trust’s selective review request with respect to each Fund. Please supplementally provide the accession number, date of filing, date of effectiveness for each Fund and its precedent Fund for each Fund’s selective review request (each, a “Precedent Fund” and collectively, the “Precedent Funds”). Please also confirm that each new Fund is materially identical to its Precedent Fund, except for the respective Outcome Period and Cap.

Response to Comment 6

The Trust confirms that the Precedent Fund identified in the Trust’s selective review request is materially identical to each respective Fund, except for each Fund’s Outcome Period and Cap. The Trust considers each Registration Statement to be substantially similar to each respective Precedent Fund with regard to the description of the Fund, the investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund. Please see below for a summary of the filing information for each Fund and its applicable Precedent Fund.

Fund Information	Precedent Fund Information
Innovator Growth-100 Power Buffer ETF – August Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1158 Accession No.: 0001213900-24-043681

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator Growth-100 Power Buffer ETF – September Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1159 Accession No.: 0001213900-24-043689

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator Growth-100 Power Buffer ETF – November Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1160 Accession No.: 0001213900-24-043696

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator Growth-100 Power Buffer ETF – December Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1161 Accession No.: 0001213900-24-043706

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator Growth-100 Power Buffer ETF – February Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1162 Accession No.: 0001213900-24-043714

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator Growth-100 Power Buffer ETF – March Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1163 Accession No.: 0001213900-24-043722

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator Growth-100 Power Buffer ETF – May Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1164 Accession No.: 0001213900-24-043730

Innovator Growth-100 Power Buffer ETF – January,

Innovator Growth-100 Power Buffer ETF – April,

Innovator Growth-100 Power Buffer ETF – July and

Innovator Growth-100 Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – August Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1165 Accession No.: 0001213900-24-043737

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – September Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1166 Accession No.: 0001213900-24-043748

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – November Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1167 Accession No.: 0001213900-24-043755

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – December Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1168 Accession No.: 0001213900-24-043764

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – February Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1169 Accession No.: 0001213900-24-043769

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – March Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1170 Accession No.: 0001213900-24-043780

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

Innovator U.S. Small Cap Power Buffer ETF – May Filing date: May 15, 2024 Post-Effective Amendment No. under 1933 Act: 1171 Accession No.: 0001213900-24-043785

Innovator U.S. Small Cap Power Buffer ETF – January,

Innovator U.S. Small Cap Power Buffer ETF – April,

Innovator U.S. Small Cap Power Buffer ETF – July and

Innovator U.S. Small Cap Power Buffer ETF – October

Filing date: February 27, 2024

Post-Effective Amendment No. under 1933 Act: 1117

Accession No.: 0001213900-24-017353

For each Fund, the disclosure in the applicable Registration Statement has been revised only as necessary to set forth the change in the Outcome Period, to update the applicable Cap, and to make certain necessary edits to reflect that such Fund has not yet commenced operations.

Comment 7 – General

The Staff notes the Funds include disclosure regarding the potential negative consequences of an investor holding shares of a Fund after the end of an Outcome Period or through multiple Outcome Periods, however such disclosure does not match what was agreed to with the Staff. Please revise.

Response to Comment 7

The Funds note the discrepancy arises from timing between when the initial Registration Statements for the Funds were filed and when the disclosure was agreed upon with the Staff. Each Fund has revised its prospectus accordingly to include the agreed-upon disclosure.

Comment 8 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Funds have the same unitary fee structure as existing versions of the Funds. Please confirm the unitary management fee will be disclosed and that if the Funds should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 8

The management fee was left blank for this initial filing because the management fee for each Fund was not yet approved by the Board of Trustees. The Funds confirm that the unitary management fee will be disclosed in the next post-effective amendment and that it will be the same as the Precedent Funds. Further, if the Funds adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Comment 9 – Annual Fund Operating Expenses

Please confirm in supplemental correspondence to the Staff that the Distribution and Service (12b-1). Fees caption shows a fee of 0.00% because the Fund has not adopted any related plans and if the Fund should adopt such a plan the Registration Statement will be revised accordingly.

Response to Comment 9

The Trust confirms that each Fund currently has not adopted a Rule 12b-1 Plan and has no plan to adopt a Rule 12b-1 Plan. If a Rule 12b-1 Plan is adopted in the future, such Fund will make such filings and revisions as necessary.

Comment 10 – Principal Investment Strategies and Risks

The Staff notes that the Funds do not appear to disclose its concentration policy in Item 4. Please revise the prospectuses to include the Fund’s concentration policy and added attendant risk disclosure.

Response to Comment 10

The prospectuses have been revised in accordance with the Staff’s comment.

Comment 11 – Management of the Fund

In the section entitled, “Management of the Fund,” the Staff notes the disclosure with respect to the portfolio managers does not meet the requirements of Item 10(a)(2) of Form N-1A. Please review and revise accordingly.

Response to Comment 11

The Registrant confirms that the referenced disclosure has been revised to comply with the requirements of Item 10(a)(2) of Form N-1A.

Comment 12 – Statement of Additional Information

The Staff notes the section entitled “Investment Adviser and Other Service Providers” does not include disclosure required by Item 19(a)(3)(i) and (ii). Please revise to include or explain to the Staff why such disclosure is not required.

Response to Comment 12

Item 19(a)(3)(i) of Form N-1A requires a fund disclose the total dollar amounts “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.” Additionally, Item 19(a)(3)(ii) of Form N-1A requires the disclosure, if applicable, of “any credits that reduced the advisory fee for any of the last three fiscal years.” As each Fund has not yet commenced operations, the Funds have not paid the Adviser under the investment advisory contract, nor have any credits reducing the advisory fee be incurred, and therefore, no such information is available to be disclosed.

Comment 13 – Statement of Additional Information

The Staff notes each Fund’s 25% concentration policy currently provides that the Fund will “concentrate to approximately the same extent as the Underlying ETF.” Please clarify and define the “Underlying ETF” and ensure the definition aligns with each Fund’s Prospectus.

Response to Comment 13

The SAI has been revised in accordance with the Staff’s comment.

Comment 14 – Exhibits

The Staff notes the link to Item 28(q) in Exhibit C has not been updated to the latest Powers of Attorney. Please update at least five business days prior to effectiveness.

Response to Comment 14

The Trust confirms that the next post-effective amendment filed by each Fund will reflect the updated Power of Attorney.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren